

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2018

Ted Karkus
Chief Executive Officer
ProPhase Labs, Inc.
621 N. Shady Retreat Road
Doylestown, PA 18901

      Re: ProPhase Labs, Inc.
          Registration Statement on Form S-3
          Filed June 25, 2018
          File No. 333-225875

Dear Mr. Karkus:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Wendy Grasso